Filed Pursuant to Rule 433

Registration No. 333-224523

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES JJ

$1,000,000,000

1,000,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of

Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ

FINAL TERM SHEET

Dated June 17, 2019

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/25th interest in a share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Size:	$1,000,000,000 ($1,000 per Depositary Share)

Public Offering Price:	$1,000 per Depositary Share

Maturity:	Perpetual

Trade Date:	June 17, 2019

Settlement Date:	June 20, 2019 (T+3)

Dividend Rate (Non-Cumulative):	From, and including, June 20, 2019 to, but excluding, June 20, 2024 (the “Fixed Rate Period”), 5.125% and from, and including, June 20, 2024 (the “Floating Rate Period”), the Base Rate plus 329.2 basis points

Base Rate:	Three-Month U.S. dollar LIBOR (Reuters Page LIBOR01), subject to replacement as described in the preliminary prospectus supplement dated June 17, 2019 (“Preliminary Prospectus Supplement”)

Dividend Payment Dates:	During the Fixed Rate Period, June 20 and December 20 of each year beginning December 20, 2019 and ending June 20, 2024, subject to adjustment in accordance with the following unadjusted business day convention. During the Floating Rate Period, March 20, June 20, September 20 and December 20 of each year beginning September 20, 2024, subject to adjustment in accordance with the modified following business day convention (adjusted).

Day Count:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	New York/Charlotte during the Fixed Rate Period, New York/Charlotte/London during the Floating Rate Period

Optional Redemption:	Anytime on or after June 20, 2024 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the Preliminary Prospectus Supplement

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Junior Co- Managers:	Academy Securities, Inc. Loop Capital Markets LLC Tribal Capital Markets, LLC Telsey Advisory Group LLC

CUSIP / ISIN for the Depositary Shares:	060505FP4 / US060505FP42

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Prospectus Supplement and the prospectus dated June 29, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.